                                                          PURSUANT TO RULE 424b2
                                                              FILE NO. 333-14595
                                                                    333-14595-01

Pricing Supplement dated May 7, 1998
(To Prospectus dated October 30, 1996 and
Prospectus Supplement dated August 20, 1997)

                  SUN COMMUNITIES OPERATING LIMITED PARTNERSHIP
                            Callable/Redeemable Notes
                   Due Nine Months or More from Date of Issue

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
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Trade Date: May 7, 1998                                        Interest Rate:  Prior to May 16, 2005 -- 6.77%
Original Issue Date: May 14, 1998                                       On and after May 16, 2005, as
                                                                        described on the Attachment,
Principal Amount:  $65,000,000                                          under "Interest Rate and Interest
Issue Price:  99.40%                                                    Payment Dates"
Agent's Commission:  0.600%
Net Proceeds to Issuer:  $66,339,000(1)
Maturity Date: May 14, 2015, subject to
mandatory repayment of principal to existing                   Form:  |X| Book-Entry     | |  Certificated
holders pursuant to the Call Option or Mandatory               Interest Payment Dates:  November 14 and May 14
Redemption on May 16, 2005, described on the                   of each year, commencing November 14, 1998
Additional Terms Attachment to this Pricing
Supplement (the "Attachment")

CUSIP No.:  86667PAB3
------------
(1)      Includes the consideration for the Notes and compensation for the Call Option.

----------------------------------------------------------------------------------------------------------------------
Call Option:                                                   Repayment/Mandatory Redemption:
         The Notes may be called by the                                  The Notes may be required to be repaid
         Callholder prior to maturity, as described                      pursuant to the Mandatory Redemption
         on the Attachment under "Call Option;                           prior to maturity as described on the
         Mandatory Redemption"                                           Attachment under "Call Option; Mandatory
                                                                         Redemption"

Original Issue Discount Note:     | |  Yes          |X|  No
----------------------------------------------------

Agent:         Lehman Brothers Inc.

Agent acting in the capacity as indicated below:

         | |  Agent            |X|  Principal

If as principal:

         |X|   The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

         | |   The Notes are being offered at a fixed initial public offering price of ____% of principal amount.  See
               "Underwriting" on the Attachment.

Other Provisions:  See the Attachment

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         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN
TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES (AS DEFINED BELOW). SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" IN THIS PRICING SUPPLEMENT AND "PLAN OF DISTRIBUTION" IN THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.


                           ADDITIONAL TERMS ATTACHMENT

         This Additional Terms Attachment constitutes a part of the Pricing Supplement, dated May 7, 1998, of Sun Communities Operating Limited Partnership (the "Company") and contains a description of additional terms and provisions applicable to the Callable/Redeemable Notes ("Notes") due May 14, 2015 of the Company, which represent a series of Medium-Term Notes Due Nine Months or More from Date of Issue of the Company. The Notes are described in the Prospectus Supplement and the accompanying Prospectus for the Medium-Term Notes Due Nine Months or More from Date of Issue referenced above, and reference is made thereto for a detailed summary of additional provisions of the Notes. The Notes are Fixed Rate Notes as described in the Prospectus Supplement, subject to and as modified by the Coupon Reset Process (as defined below) and other provisions described below. The following description of the terms of the Notes supplements and, to the extent inconsistent therewith, replaces, the description of the general terms of the Securities (as defined in the Indenture (as defined below)) set forth in the Prospectus Supplement and the accompanying Prospectus, to which description reference is made. Capitalized terms used but undefined herein shall have the meanings given such terms in such Prospectus and Prospectus Supplement.


                      SUPPLEMENTAL DESCRIPTION OF THE NOTES

GENERAL

         The following description of the specific terms of the Notes supplements the description of the general terms and provisions of Debt Securities set forth in the Prospectus under the caption "Description of Debt Securities."

         The Notes will be direct, unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be recourse to all of the assets of the Company, but will be non-recourse with respect to the partners of the Company, including Sun, the Company's general partner. The Notes will be effectively subordinated to: (i) the prior claims of each secured mortgage lender to any specific property which secures such lender's mortgage; and (ii) any claims of creditors of those partnerships in which Sun owns a minority interest other than through the Company. Sun and the Company are not currently aware of any such claims against such partnerships. Moreover, under the terms of the Indenture, such partnerships are prohibited from incurring unsecured indebtedness. Any secured indebtedness of such partnerships is consolidated in the Company's financial statements and treated as Debt for purposes of the Indenture.



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



INTEREST RATE AND INTEREST PAYMENT DATES

         The Notes will bear interest at the rate of 6.77% per annum from the date of issuance to May 16, 2005 (the "Coupon Reset Date"). Lehman Brothers International (Europe), a subsidiary of Lehman Brothers Inc., is initially the "Callholder" with respect to the Notes. If the Callholder elects to purchase the Notes pursuant to the Call Option (as defined below), the Calculation Agent (as defined below) will reset the interest rate effective on the Coupon Reset Date, pursuant to the Coupon Reset Process described below. In such circumstance, (i) the Notes will be purchased by the Callholder, in whole but not in part, at 100% of the principal amount thereof on the Coupon Reset Date, on the terms and subject to the conditions described herein, and (ii) on and after the Coupon Reset Date, the Notes will bear interest at the rate (the "Coupon Reset Rate") determined by the Calculation Agent in accordance with the procedures set forth below (the "Coupon Reset Process"). See "Coupon Reset Process" below.

         If the Callholder for any reason does not purchase the Notes on the Coupon Reset Date, the Company will be required to repurchase the Notes from the holders thereof at 100% of the principal amount thereof.
See "Call Option; Mandatory Redemption" below.

         Interest will be payable on the Notes semi-annually on November 14 and May 14 of each year (each, an "Interest Payment Date"), commencing November 14, 1998, to the persons in whose name the Notes are registered on the fifteenth calendar day (whether or not a Business Day (as defined below)) immediately preceding the related Interest Payment Date (each, a "Record Date"). Interest will be calculated based on a 360-day year consisting of twelve 30-day months. "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law, executive order or governmental decree to be closed.

MATURITY DATE

         The Notes will mature on May 14, 2015 (the "Final Maturity Date"). On the Coupon Reset Date, the holders of the Notes will be entitled to receive 100% of the principal amount thereof from either (i) the exercise by the Callholder of the Call Option or (ii) in the event the Callholder does not exercise the Call Option or fails for any reason to pay the Call Price (as defined below) to the Trustee when required, the Mandatory Redemption of the Notes by the Company.

         The principal amount of Notes will be $65,000,000 (the "Principal Amount") and the Notes will be issuable only in registered form.

GLOBAL SECURITIES

         The Notes will initially be represented by global securities deposited with, or on behalf of, The Depository Trust Company ("DTC") and will not be issued as individual definitive securities to their purchasers. Consequently, unless and until such individual definitive securities are issued, such purchasers will not be recognized as holders of the Notes under the Indenture, dated as of April 24, 1996, among the Company, Sun Communities, Inc., the General Partner of the Company ("Sun"), and Bankers Trust Company (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of August 20, 1997 among the Company, Sun and the Trustee (together, the "Indenture") and DTC will be the sole holder for all purposes under the Indenture and the Notes. Hence, until such time, such purchasers will only be able to exercise the rights of holders of the Notes indirectly through DTC and its respective participating organizations and, as


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a result, the ability of any such purchaser to pledge the Notes to persons or entities that do not participate in DTC's system, or to otherwise act with respect to the Notes, may be limited. See "Description of Debt Securities -- Book-Entry System" in the accompanying Prospectus.

CALL OPTION; MANDATORY REDEMPTION

         Pursuant to the terms of the Notes, the Callholder has the right to purchase the Notes in whole but not in part on the Coupon Reset Date (the "Call Option"), at a price equal to 100% of the principal amount thereof (the "Call Price"), by giving notice to the Trustee (the "Call Notice"). In the event of exercise of the Call Option, then (i) not later than 2:00 p.m. New York time on the Business Day prior to the Coupon Reset Date, the Callholder shall deliver the Call Price in immediately available funds to the Trustee for payment of the Call Price on the Coupon Reset Date and (ii) the holders of the Notes shall be required to deliver the Notes to the Callholder against payment therefor on the Coupon Reset Date through the facilities of DTC. Such Call Notice shall be given to the Trustee, in writing, no later than seven calendar days prior to the Coupon Reset Date.

         If the Callholder elects to exercise the Call Option, the obligation of the Callholder to pay the Call Price is subject to the conditions precedent that, (i) since the date of the Call Notice, no Event of Default (as defined in the Indenture), or any event which, with the giving of notice or passage of time, or both would constitute an Event of Default, with respect to the Notes shall have occurred and be continuing; (ii) no Market Disruption Event (as defined below) shall have occurred; and (iii) two or more Dealers (as defined below) shall have provided timely Bids (as defined below) in the manner described under "Coupon Reset Process." No holder of Notes shall have any rights or claims against the Callholder as a result of the Callholder not purchasing the Notes.

         If the Call Option has not been exercised, or in the event the Callholder is not required or fails to deliver the Call Price to the Trustee not later than 2:00 p.m. New York time on the Business Day prior to the Coupon Reset Date, the Company shall redeem the Notes in whole but not in part pursuant to the Mandatory Redemption under the terms of the Notes (the "Mandatory Redemption"). Pursuant to the Mandatory Redemption, the Company will be required to purchase all of the Notes on the Coupon Reset Date, at a purchase price equal to 100% of the entire principal amount thereof (the "Mandatory Redemption Price"). No holder has the right to consent or object to the Company's Mandatory Redemption of the Notes. If the Notes are subject to Mandatory Redemption, the Company will deliver the Mandatory Redemption Price to the Trustee, together with the accrued and unpaid interest due on the Coupon Reset Date, by no later than 4:00 p.m. New York time on the Business Day prior to the Coupon Reset Date and the holders of Notes will be required to deliver the Notes to the Company against payment therefor on the Coupon Reset Date through the facilities of DTC.

COUPON RESET PROCESS

         Lehman Brothers Inc. has been appointed the "Calculation Agent" for the Notes. If the Callholder has exercised the Call Option as set forth above under "Call Option; Mandatory Redemption," the Company and the Calculation Agent shall complete the following steps in order to determine the interest rate to be paid on the Notes from and including such Coupon Reset Date to the Final Maturity Date. The Company and the Calculation Agent shall use reasonable efforts to cause the actions contemplated below to be completed in as timely a manner as possible.



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         (a) The Company shall provide the Calculation Agent with a list (the
"Dealer List"), no later than four Business Days prior to the Coupon Reset Date, containing the names and addresses of five dealers, one of which shall be Lehman Brothers Inc. or its successor as Calculation Agent, from which it desires the Calculation Agent to obtain the Bids (as defined below) for the purchase of the Notes.

         (b) Within one Business Day following receipt by the Calculation Agent of the Dealer List, the Calculation Agent shall provide to each dealer (each, a "Dealer") on the Dealer List (i) a copy of the Pricing Supplement dated May 7, 1998 relating to the offering of the Notes and the Prospectus Supplement dated August 20, 1997, which includes the Prospectus dated October 30, 1996, (ii) a copy of the form of Notes and (iii) a written request that each Dealer submit a Bid to the Calculation Agent by 12:00 noon New York time (the "Bid Deadline") on the third Business Day prior to the Coupon Reset Date (the "Bid Date"). "Bid" shall mean an irrevocable written offer given by a Dealer for the purchase settling on the Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity on the Notes (the "Yield to Maturity"). Each Dealer shall be provided with (i) the name of the Company, (ii) an estimate of the Purchase Price (as defined below) (which shall be stated as a United States dollar amount and be calculated by the Calculation Agent in accordance with clause (c) below), (iii) the principal amount and maturity of the Notes and (iv) the method by which interest will be calculated on the Notes.

         (c) The purchase price to be paid by any Dealer for the Notes (the "Purchase Price") shall be equal to (i) the principal amount of the Notes plus
(ii) a premium (the "Notes Premium") which shall be equal to the excess, if any, of (A) the discounted present value to the Coupon Reset Date of a hypothetical United States Treasury security with a maturity of May 14, 2015 which has an interest rate of 5.669%, semi-annual interest payments on each November 14 and May 14, commencing November 14, 2005, and a principal amount of $65,000,000, and assuming a discount rate equal to the Treasury Rate (as defined below) over (B) $65,000,000. "Treasury Rate" means the rate as of May 6, 2005 ("Determination Date") as set forth in H.15 (519) as appears on Telerate Page 7051, or its successor page, opposite the ten year heading, under the caption "Treasury Constant Maturities". If such rate is no longer displayed, then the USD-CMT-H.15 for such Coupon Reset Date will be such ten year Treasury Constant Maturity rate (or other ten year United States Treasury rate) quoted on the Determination Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly published in the Federal Reserve Board Statistical Release H.15 (519).

         (d) Following the receipt of the Bids, the Calculation Agent shall provide written notice to the Company, setting forth (i) the names of each of the Dealers from whom the Calculation Agent received Bids on the Bid Date, (ii) the Bid submitted by each such Dealer and (iii) the Purchase Price as determined pursuant to paragraph (c) hereof. Except as provided below, the Calculation Agent shall thereafter select from the Bids received by the Bid Deadline on the Bid Date, the Bid with the lowest Yield to Maturity (the "Selected Bid") and establish the Coupon Reset Rate equal to the interest rate which would amortize the Notes Premium fully over the term of the Notes at the Yield to Maturity indicated by the Selected Bid, provided, however, that if the Calculation Agent has not received a Bid from a Dealer by the Bid Deadline on the Bid Date, the Selected Bid shall be the lowest of all Bids received by such time and provided, further that if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids (and such selected Bid shall be the Selected Bid).

         (e) Immediately after calculating the Coupon Reset Rate, the Calculation Agent shall provide written notice to the Company and the Trustee setting forth such Coupon Reset Rate. The Company shall


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thereafter establish the Coupon Reset Rate as the new interest rate on the
Notes, effective from and including the Coupon Reset Date, by delivery to the Trustee on or before the Coupon Reset Date of an officer's certificate.

         (f) The Callholder shall sell the Notes to the Dealer that made the Selected Bid at the Purchase Price, such sale to be settled on the Coupon Reset Date in immediately available funds.

         If the Calculation Agent determines that (i) since the Call Notice, an Event of Default or any event which, with the giving of notice or the passage of time, or both, would constitute an Event of Default with respect to the Notes, shall have occurred and be continuing, (ii) a Market Disruption Event has occurred or (iii) two or more of the Dealers have failed to provide Bids in a timely manner substantially as provided above, the Call Option will be automatically revoked, and the Company will exercise the Mandatory Redemption. "Market Disruption Event" shall mean any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices in such exchange; (ii) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (iii) any material adverse change in the existing financial, political or economic conditions in the United States of America;
(iv) an outbreak or escalation of major hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or (v) any material disruption of the U.S. government securities market, U.S. corporate bond market or U.S. federal wire system.

         The Calculation Agency Agreement, dated as of May 14, 1998, between the Company and Lehman Brothers Inc., provides that the Calculation Agent may resign at any time as Calculation Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company may appoint a successor Calculation Agent.

         The Calculation Agent, in its individual capacity, may buy, sell, hold and deal in Notes and may exercise any vote or join in any action that any holder of Notes may be entitled to exercise or take as if it were not the Calculation Agent. The Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Calculation Agent.


             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes by an initial holder of Notes who purchases the Notes at the time of issue. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change. The discussion does not deal with all United States federal tax considerations applicable to all categories of investors, some of which may be subject to special rules. In addition, this summary is limited to investors who will hold the Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

         INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.



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         An opinion of tax counsel is not binding on the Internal Revenue
Service (the "Service") or the courts. Prospective investors should note that no rulings have been or are expected to be sought from the Service with respect to any of the United States federal income tax considerations discussed below, and no assurance can be given that the Service will not take contrary positions.

Treatment of Notes

         In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, although there are no precedents directly applicable to instruments such as the Notes, the Notes should be treated as fixed rate debt instruments that mature on the Coupon Reset Date. Each holder should include in income the interest paid or accrued on the Notes in accordance with its usual method of accounting. Upon the sale, exchange, redemption or other disposition by a holder of Notes, the holder should recognize capital gain or loss equal to the difference between the amount realized from the disposition of the Notes (exclusive of amounts attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary income) and the holder's adjusted tax basis in the Notes at the time of the sale, exchange, redemption or other disposition. A holder's adjusted tax basis in Notes generally will equal the holder's purchase price for such Notes. Pursuant to recently enacted legislation, in the case of a holder who is an individual, any capital gain recognized on the disposition of the Notes will generally be subject to United States federal income tax at a rate of
(i) 20%, if the holder's holding period in the Notes was more than 18 months at the time of such sale, exchange, redemption or other disposition, or (ii) 28%, if the holder's holding period in such Notes was more than one year, but not more than 18 months, at the time of such sale, exchange, redemption or other disposition. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

         It is possible that the Service could contend that the Notes mature on the Final Maturity Date rather than the Coupon Reset Date. Because of the Coupon Reset Process, if the Notes were treated as maturing on the Final Maturity Date, holders would be subject to certain Treasury Regulations dealing with contingent debt obligations (the "Contingent Debt Regulations"). Under the Contingent Debt Regulations, each holder would be required (regardless of such holder's usual method of accounting) to include in income original issue discount for each interest accrual period in an amount equal to the product of the adjusted issue price of the Notes at the beginning of each interest accrual period and a projected yield to maturity of the Notes. The projected yield to maturity would be based on the "comparable yield" (i.e., the yield at which the Company would issue a fixed rate debt instrument maturing on the Final Maturity Date, with terms and conditions otherwise similar to those of the Notes). It is possible, under such circumstances, that holders of the Notes could be required to recognize ordinary income in advance of the receipt of cash payments attributable to such income. In addition, if the Contingent Debt Regulations applied, any gain recognized on the sale of Notes would be treated as interest income, while any losses would generally be ordinary to the extent of previously accrued original issue discount, and any excess would be capital loss. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

Foreign Holders of Notes

         Interest paid to a holder (a "Foreign Holder") that is not a United States person (as defined below) generally will not be subject to the 30% withholding tax generally imposed with respect to United States source interest paid to such persons, provided that such holder is not engaged in a trade or business in the United States in connection with which it holds such Notes, does not bear certain relationships to the Company and fulfills certain certification requirements. Under such certification requirements, the holder must certify, under penalties of perjury, that it is not a United States person and is the beneficial owner of the


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Notes, and must provide its name and address. For this purpose, "United States person" means a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), an estate the income of which is includible in gross income for United States federal income tax purposes, regardless of its source, or a trust subject to the primary supervision of a court within the United States and the control of one or more United States fiduciaries with respect to substantial decisions.

         A Foreign Holder generally will not be subject to United States federal income tax with respect to any gain recognized upon the disposition of Notes unless (i) such gain is effectively connected with the conduct by the Foreign Holder of a trade or business in the United States, (ii) in the case of an individual holder, such Foreign Holder is present in the United States for 183 days or more in the taxable year during which the disposition occurs and certain other conditions are met or (iii) the Notes are treated as subject to the Contingent Debt Regulations and the holder fails to satisfy the certification requirements of the preceding paragraph.

Backup Withholding

         Payments made on the Notes and proceeds from the sale of Notes will not be subject to a "backup" withholding tax of 31% unless, in general, the holder fails to comply with certain reporting procedures and is not an exempt recipient under applicable provisions of the Code.

         The United States Treasury Department has recently issued final regulations that impose certain new requirements for establishing an exemption from backup withholding.


                                  UNDERWRITING

         Subject to the terms and conditions set forth in the Purchase Agreement between the Company and Lehman Brothers Inc. (the "Underwriter"), the Company has agreed to sell to the Underwriter and the Underwriter has agreed to purchase the entire principal amount of the Notes at a price equal to 99.40% of the principal amount thereof, plus 2.66% of the principal amount thereof as compensation for the Call Option.

         The Underwriter proposes initially to offer the Notes to the public from time to time for sale in negotiated transactions or otherwise at prices relating to prevailing market prices at the time of the sale. The Underwriter may effect such transactions by selling Notes to or through certain dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and any purchasers of Notes for whom they act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting compensation.

         The Company has been advised by the Underwriter that the Underwriter intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice.

         The Company will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriter may be required to make in respect thereof.


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         The Underwriter may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the Notes in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment transactions involve syndicate sales in excess of the offering size creating a syndicate short position. Stabilizing transactions permit bids to purchase the Notes so long as the bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriter to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction. Such over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause prices of the Notes to be higher than they would otherwise be in the absence of such transactions. Neither the Company nor the Underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor the Underwriter make any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         In the ordinary course of business, the Underwriter and its affiliates have and may in the future engage in investment banking transactions with the Company and certain of its affiliates.


                                  LEGAL MATTERS

         The validity of the Notes will be passed upon for the Company by Jaffe, Raitt, Heuer & Weiss, Detroit, Michigan. Certain federal income tax matters will be passed upon for the Company by special tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.


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